Exhibit 12.1
Newpark Resources, Inc.

Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,
									Three Months
Earnings	2006	2007		2008		2009	2010		Ended March 31, 2011
Pretax income from continuing operations	$(16,445)	$47,235		$59,346		$(22,789)	$68,871		$25,368
Plus: Fixed charges	28,408	31,721		25,522		19,414	$18,911		6,319
Less: Preference dividend requirements	—	—		—		—

Total Earnings:	$11,963	$78,956		$84,868		$(3,375)	$87,782		$31,687

Fixed Charges
Interest expense on indebtedness	$19,975	$23,288		$14,655		$9,614	$10,445		$2,293
Interest expense on portion of rent	8,433	8,433		10,867		9,800	8,467		4,026
Preference dividend	—	—		—		—

Total fixed charges	$28,408	$31,721		$25,522		$19,414	$18,911		$6,319

Preferred Security Dividend Requirements
Ratio of earnings to fixed charges	(a)	2.49	x	3.33	x	(a)	4.64	x	5.01	x

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	(b)	2.49	x	3.33	x	(b)	4.64	x	5.01	x

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $16.4 million and $22.8 million for the years ended December 31, 2006 and December 31, 2009, respectively.

(b)	Earnings were inadequate to cover combined fixed charges and preferred security dividends. The coverage deficiency totaled $16.4 million and $22.8 million for the years ended December 31, 2006 and December 31, 2009, respectively.